Exhibit 99.1
FLY Leasing Limited Presentation to J.P. Morgan Aviation, Transportation & Defense Conference March 23, 2011 New York

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.

FLY Leasing is a Leading Global Lessor of Modern Aircraft Portfolio data as of 31 December 2010. Footnotes: Includes one new B737-800 contracted at 31 December 2010 and delivered in February 2011. Does not include aircraft in JV. Includes one freighter. One A330-200, one B747-400, one B767-300ER and one B777-200ER. Based on percent of the book value of aircraft and geographic location of lessees. A five-year lease has been arranged for the one aircraft shown as available in 2011. Modern Fleet - 8.1 Yr Average Age Modern Fleet - 8.1 Yr Average Age A320 Family 26 B737 Next Generation (1) 16 B737 Classic (2) 3 B757 (2) 11 Wide Body (3) 4 Total 60 % Narrowbody (4) 86% Long Leases - 4.7 Yr Average Lease Term (5) (CHART) Geographic Diversity - 34 Lessees (4) Geographic Diversity - 34 Lessees (4) Europe 45% Asia (incl. India) 21% North America 19% Latin & South America 8% Middle East & Africa 7% Total 100%

FLY Leasing's Summary Financials for the Year Ending December 31, 2010 ($ in millions, except per share amounts) ($ in millions, except per share amounts) ($ in millions, except per share amounts) Total Revenues $ 253.7 Total Assets Total Assets $ 1,978.2 Net Income $ 52.7 Total Liabilities Total Liabilities $ 1,503.3 Earnings per share $ 1.86 Total Equity Total Equity $ 474.9 Available Cash Flow(ACF) (1) Available Cash Flow(ACF) (1) $ 165.6 Total Cash $ 329.0 ACF per share $ 5.85 Unrestriced cash Unrestriced cash $ 164.1 Dividends per share Dividends per share $ 0.80 (1) See appendix for definition of available cash flow (ACF) and a reconciliation to Net Income.

FLY's Investment in BBAM

- FLY acquired 15% of BBAM in April 2010
- The balance of BBAM is held by its senior executives through Summit Aviation Partners
- BBAM is the world's third largest aircraft lease manager with ~400 aircraft valued at $11bn
- BBAM's senior management, through Summit Aviation Partners, purchased ~4% of FLY

Ownership Structure


BBAM Senior Executives
(Summit Aviation)
~4%
FLY Leasing
85%
15%
BBAM LP

Leading Aircraft Lessors


Fleet Value ($bn)
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$46
$43
$11
$8
$7
ILFC
GECAS
BBAM
RBS
ACG

Source: AirFinance Journal, July 2010.

Page 4

BBAM - Providing FLY with a Global, Full Service Platform World's 3rd largest aircraft lease manager/servicer with 20+ years of experience ~100 employees in 9 offices with coverage of all regions Extensive relationships with 200+ airlines around the world Leader in Sale & Leaseback deals, providing FLY with access to new aircraft Dedicated in-house professional staff providing a comprehensive platform Tokyo London Dubai Dublin New York Singapore Zurich San Francisco Santiago Comprehensive Platform Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Legal Corporate Finance & Capital Markets

Representative Global Reach Representative Global Reach Representative Global Reach Representative Global Reach Americas Asia-Pacific Africa / Middle East Europe A Small Sample of BBAM's Airline Relationships

FLY's Recent Portfolio Activity FLY has taken advantage of improving industry and financing conditions to make strategic aircraft dispositions and acquisitions

FLY's Strategy for the Future

FLY's Shareholder Value Enhancements FLY's Shareholder Value Enhancements

FLY's Current Financing Overview Facility Key Covenants $853m Securitization Reduced to $596m through repurchases and repayments Minimal amortization until August 2012 Low margin, hedged interest rates No refinancing obligation Non-recourse No appraised value tests Debt Service Coverage Ratio of 1.8 : 1; failure triggers amortization (FLY meets this test) Limited cash flow to FLY starting in August 2012 $562m Term Loan Balloon-style maturities starting in November 2012 Low margins, hedged interest rates Non-recourse Monthly and rolling three month interest coverage ratio (FLY meets this test) Drawn debt cannot exceed 85% of asset value + cash collateral + 1/2 of qualifying maintenance reserves (FLY meets this test)

Return of Strong Industry Fundamentals 2010 Airline Profits $15.1 billion 2011 Forecast Airline Profits $8.6 billion 2010 Passenger Traffic Growth 11.6% 2011 Forecast Passenger Traffic Growth 5.6% IATA Financial Forecast 2009 to 2029 Worldwide Annual Growth Rates (CHART) Sources: Boeing Current Market Outlook, 2010, IATA, World Bank, Airline Monitor. Air Travel has Historically Grown at ~2x GDP Aircraft Density by Region (CHART) (CHART)

Fleets under lessor management have grown from less than 100 aircraft in the 1970s to more than 7,000 today Over 56% of airlines (~400 carriers) use aircraft on operating leases Why Airlines Lease Why Airlines Lease Fleet Flexibility Ability to quickly address changing equipment needs Financial Flexibility Less cash required compared to buying aircraft No Residual Value Risk Airlines are willing to forego potential upside in aircraft residual values to avoid residual risks Better Equipment Many airlines can obtain better and more modern aircraft through leasing compared to buying Aircraft Leasing Plays an Increasingly Important Role for Airlines Aircraft Lessor Share of World Fleet Source: Oliver Wyman.

FLY Leasing - Investment Highlights

FLY Leasing - Investment Highlights (continued) (1) Includes purchase of approximately 1 million shares on March 8, 2011.

Appendix

FLY - Full Year 2010 Financial Results Current committed annualized rentals of $210m SG&A largely fixed and scalable Servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed ($ in thousands, except per share data) Year ended Dec. 31, 2010 Year ended Dec. 31, 2009 Revenues Operating lease revenue $219,655 $213,964 Equity earnings from BBAM LP 2,901 - Gain on sale of aircraft 13,449 - Gain on purchases of notes payable - 82,666 Gain on sale of option to purchase notes payable 12,501 - Lease termination settlement 2,298 8,307 Interest and other income 2,861 2,598 Total Revenues $253,665 $307,535 Expenses Depreciation $84,032 $83,650 Interest expense 75,748 80,925 Selling, general and administrative 25,413 21,094 Debt purchase option amortization 947 6,053 Maintenance and other costs 4,651 2,353 Total Expenses $190,791 $194,075 Net income before provision for income taxes $62,874 $113,460 Provision for income taxes 10,207 24,367 Net Income $52,667 $89,093 Diluted weighted average number of shares 28,307,971 30,831,637 Diluted earnings per share $1.86 $2.89

FLY - Selected Balance Sheet Information Unrestricted cash increased by 71% in 2010 Total dividends of $22.4m paid in 2010 ($ in thousands, except per share data) December 31, 2010 (Audited) December 31, 2009 (Audited) Cash and cash equivalents $164,107 $95,972 Restricted cash and cash equivalents 164,935 139,241 Flight equipment net 1,613,458 1,748,988 Other assets 35,724 39,931 Total Assets $1,978,224 $2,024,132 Notes payable $596,190 $657,649 Borrowings under aircraft acquisition facility 561,636 594,566 Other debt 66,283 32,290 Security deposits and maintenance reserves 166,701 152,649 Other liabilities 112,510 102,454 Total Liabilities $1,503,320 $1,539,608 Total Shareholders' Equity $474,904 $484,524 Total Liabilities and Shareholders' Equity $1,978,224 $2,024,132

FLY - Available Cash Flow ( a Non-GAAP Financial Measure) FLY defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives and debt issue costs, non-cash share- based compensation, and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time non-cash items are excluded from ACF. FLY's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY's performance. ACF should be considered in addition to, not as a substitute for, net income or other financial measures determined in accordance with GAAP. Year ended Dec. 31, 2010 Year ended Dec. 31, 2010 Year ended Dec. 31, 2009 Year ended Dec. 31, 2009 Year ended Dec. 31, 2010 Year ended Dec. 31, 2010 Year ended Dec. 31, 2009 Year ended Dec. 31, 2009 ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) Year ended Dec. 31, 2010 Year ended Dec. 31, 2010 Year ended Dec. 31, 2009 Year ended Dec. 31, 2009 Net Income Net Income Net Income $52,667 $89,093 Add: Add: Depreciation Depreciation 84,032 83,650 Lease incentive amortization Lease incentive amortization Lease incentive amortization Lease incentive amortization 5,095 4,315 Amortization of debt issue costs Amortization of debt issue costs Amortization of debt issue costs Amortization of debt issue costs 8,788 7,251 Non-cash share based compensation Non-cash share based compensation Non-cash share based compensation Non-cash share based compensation 3,720 - Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable - (82,666) Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown 2,180 - Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes 9,069 24,198 Available cash flow Available cash flow Available cash flow Available cash flow $165,551 $125,841 Available cash flow per share Available cash flow per share Available cash flow per share Available cash flow per share Available cash flow per share $5.85 $4.08

FLY Leasing (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 203-769-5916 Matt.Dallas@bbam.com